BRIGHT MINDS BIOSCIENCES ANNOUNCES RECEIPT OF NASDAQ DEFICIENCY LETTER REGARDING INDEPENDENT DIRECTOR AND AUDIT COMMITTEE REQUIREMENTS

Vancouver, British Columbia, February 8, 2023 – Bright Minds Biosciences Inc. (CSE:DRUG) (NASDAQ:DRUG) (“Bright Minds” or the “Company”) announces that it has received a letter (the “Deficiency Letter”) from the Nasdaq Stock Market LLC (“NASDAQ”) dated February 2, 2023, stating that following the resignation of Dr. Williamson from the Company’s board of directors and audit committee, the Company no longer complies with NASDAQ’s independent director and audit committee requirements as set forth in Listing Rule 5605.

Listing Rule 5605(b)(1) states that the Company’s board of directors must consist of a majority independent directors and Listing Rule 5605(c)(2) states that the Company’s audit committee must consist of at least three members, all of whom are independent. Following Dr. Williamson’s resignation, the Company’s board of directors consists of four directors, only two of whom are independent, and its audit committee consists of three members, only two of whom are independent.

However, in accordance with Listing Rules 5605(b)(1)(A) and 5605(c)(4), the Company has until July 10, 2023 in order to regain compliance (the “Cure Period”). The Company is currently in advanced discussions with a potential new director and anticipates regaining compliance within the Cure Period.

About Bright Minds

Bright Minds is focused on developing novel transformative treatments for neuropsychiatric disorders, epilepsy, and pain. Bright Minds has a portfolio of next-generation serotonin agonists designed to target neurocircuit abnormalities that are responsible for difficult to treat disorders such as resistant epilepsy, treatment resistant depression, PTSD, and pain. The Company leverages its world-class scientific and drug development expertise to bring forward the next generation of safe and efficacious drugs. Bright Minds’ drugs have been designed to potentially retain the powerful therapeutic aspects of psychedelic and other serotonergic compounds, while minimizing the side effects, thereby creating superior drugs to first-generation compounds, such as psilocybin.

Investor Contacts:

Lisa Wilson

E: lwilson@insitecony.com

T: 917-543-9932

Ian McDonald

CEO and Director

E: ian@brightmindsbio.com

T: 917-543-9932

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this new release, other than statements of historical facts, that address events or developments that the Company expects to occur, are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking information in this news release includes statements related to future remedies of the Company’s non-compliance with NASDAQ Listing Rule 5605, including its ability to attract and appoint an additional independent director and related actions that may be taken to regain compliance. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.